SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Change in Registrant’s Certifying Accountant

Termination of Independent Registered Public Accounting Firm

On July 6, 2020, the audit committee of the board of directors of GOL Linhas Aéreas Inteligentes S.A. (the “Company”) dismissed KPMG Auditores Independentes (“KPMG”) as the Company’s independent registered public accounting firm.

KPMG’s audit report dated June 29, 2020 on the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that it contained a separate paragraph stating that “the Company has a negative net working capital and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 37. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.” It also contained a separate paragraph stating that “As discussed in Note 4.26.1 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16, Leases.”

KPMG’s audit report dated June 29, 2020 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that, as previously disclosed, KPMG’s audit report indicates certain material weaknesses in the Company’s internal control over financial reporting as of December 31, 2019 relating to general information technology controls, certain authorizations and administrative functions granted to the chairman of the board of directors and ineffective policies and procedures related to the preparation and review of the consolidated financial statements. The Company’s audit committee discussed the material weaknesses with KPMG and the Company has authorized KPMG to respond fully to inquiries of the successor independent registered public accounting firm.

During the fiscal year ended December 31, 2019 and the subsequent interim period through July 6, 2020, there were (i) no disagreements within the meaning of Item 304 of Regulation S-K between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in its audit reports, and (ii) no “reportable events” within the meaning of Item 304 of Regulation S-K, except for the material weaknesses in internal control over financial reporting as of December 31, 2019 referred to above.

The Company provided KPMG with a copy of the disclosures it is making in this Form 6-K and requested that KPMG furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated July 22, 2020, is attached as Exhibit 16.1 to this communication.

Engagement of Independent Registered Public Accounting Firm

On July 6, 2020, the Company’s audit committee engaged Ernst & Young Auditores Independentes S.S. (“EY”) as the Company’s independent registered public accounting firm as of the second quarter of 2020.

Before KPMG’s engagement as the Company’s independent registered public accounting firm as of the second quarter of 2019, EY served as the Company’s independent registered public accounting firm since 2014 and through March 31, 2019. In connection with such engagement, the Company consulted with EY regularly regarding accounting, auditing and financial reporting issues through and until EY issued its report on the Company’s consolidated financial statements as of and for the three-month period ended March 31, 2019. Subsequently, during the remainder of the fiscal year ended December 31, 2019 and the subsequent interim period through July 6, 2020, neither the Company nor anyone on its behalf has consulted with EY regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304 of Regulation S-K or (iii) any “reportable event” within the meaning of Item 304 of Regulation S-K.

For audit services pursuant to Brazilian laws and regulations as of the second quarter of 2020, the Company’s audit committee engaged Grant Thornton Auditores Independentes on July 6, 2020.

Exhibit

Exhibit 16.1 Letter of KPMG Auditores Independentes, dated July 22, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer